FILE NO. 333-151939
                                                                    CIK #1416496

                       SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549-1004

                      Pre-Effective Amendment No. 1 to the

                             Registration Statement
                                       on
                                    Form S-6

   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust: VAN KAMPEN UNIT TRUSTS, MUNICIPAL SERIES 714

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                522 Fifth Avenue
                            New York, New York 10036

     D.   Name and complete address of agents for service:


PAUL, HASTINGS, JANOFSKY & WALKER LLP      VAN KAMPEN FUNDS INC.
Attention:  Michael R. Rosella, Esq.       Attention:  Amy R. Doberman, Esq.
75 East 55th Street                        522 Fifth Avenue
New York, New York  10022                  New York, New York  10036


     E. Title of securities being registered: Units of fractional undivided beneficial interest

     F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.



                   Preliminary Prospectus Dated August 8, 2008

                  VAN KAMPEN UNIT TRUSTS, MUNICIPAL SERIES 714

          QUALITY MUNICIPALS INCOME TRUST, 1ST LIMITED MATURITY SERIES

   The attached final Prospectus for a prior series of the fund is hereby used as a preliminary Prospectus for the above stated series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each series has a unique Portfolio. In particular, this Portfolio will be a limited term portfolio consisting generally of bonds maturing approximately 12 to 15 years from the date of deposit. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this series are expected to be comparable to those of the securities deposited in the previous series. However, the Estimated Current Return for this series will depend on the interest rates and offering prices of the securities in this series and may vary materially from that of the previous series.

   A registration statement relating to the units of this series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Van Kampen Unit Trusts, Municipal Series 710 (Registration No. 333-151876) as filed on July 24, 2008, which shall be used as a preliminary prospectus for the current series of the fund.)



                       CONTENTS OF REGISTRATION STATEMENT

   This Pre-Effective Amendment No. 1 to the Registration Statement comprises the following papers and documents:

         The Facing Sheet of Form S-6.
         The Prospectus.
         The Signatures.
         The Written Consents of Legal Counsel, Evaluator and Independent
            Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Municipal Series 347 (File No. 333-57686) dated May 3, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     1.5 Form of agreement among underwriters. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 of Insured Municipals Income Trust, 228th Insured Multi-Series (File No. 333-36891) as filed on January 29, 1998.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-113234) dated April 27, 2004.

     3.1 Opinion and Consent of Counsel as to legality of securities being registered (to be supplied by amendment).

     3.3 Opinion of Counsel as to the Trustee and the Trust (to be supplied by amendment).

     4.1  Consent Initial Evaluator (to be supplied by amendment).

     4.2 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 744 (file No. 333-149060) dated March 18, 2008.

     7.1 Powers of Attorney. Reference is also made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 744 (File No. 333-149060) dated March 18, 2008, and to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 781 (File No. 333-151597) dated June 11, 2008.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Van Kampen Unit Trusts, Municipal Series 714 has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 8th day of August, 2008.

                                                         VAN KAMPEN UNIT TRUSTS,
                                                            MUNICIPAL SERIES 714
                                                                    (Registrant)

                                                        By VAN KAMPEN FUNDS INC.
                                                                     (Depositor)


                                                          By /s/ JOHN F. TIERNEY
                                                          ----------------------
                                                              Executive Director

         Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below on August 8, 2008, by the following persons who constitute the principal officers and a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Jerry Miller                 Director, Chief Executive Officer and President

Edward C. Wood, III          Director and Chief Operating Officer

Kenneth Castiglia            Chief Financial Officer and Treasurer

                                                             /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                             (Attorney-in-fact*)

-----------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.